                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                              --------------------

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                              WAYNE D. BOBERG, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 558-5600

                                 August 22, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.    74158J 10 3
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Michael W. Reschke
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                          (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO, BK, PF, AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 474,917
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 8,322,990

                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER -455,057

                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER -8,322,990

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Reschke individually beneficially owns 474,917 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), each directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 51.24% equity interest in

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PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 51.24% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the general partner of Primestone.

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares, which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone.

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - IN

--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

------------------------------------------------------
CUSIP No.  74158J 10 3
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Primestone Investment Partners L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                          (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     BK, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 7,944,893
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 0
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 7,944,893
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the
     Issuer, $0.01 par value per share, at any time (or, at the
     Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     The 7,944,893 Common Units directly held by Primestone
     Investment Partners L.P. represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - PN

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                                  SCHEDULE 13D

------------------------------------------------------
CUSIP No.  74158J 10 3
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     PG/Primestone, L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     PG/Primestone, L.L.C., the general partner of Primestone
     Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

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--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - OO


                                      6

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                                  SCHEDULE 13D

------------------------------------------------------
CUSIP No.  74158J 10 3
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Prime Group, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois, United States of America
----------------------------- --------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - CO

          This Amendment No. 2 amends and supplements the Report on Schedule 13D of Michael W. Reschke ("Reschke"), PG/Primestone, L.L.C. ("PG LLC"), Primestone Investment Partners L.P. ("Primestone"), and The Prime Group, Inc. ("PGI")originally filed on March 8, 2000, as amended by Amendment No. 1 to
Schedule 13D filed on October 23, 2000, with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer").

Item 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), Primestone Investment Partners L.P., a Delaware limited partnership
("Primestone"), PG/Primestone L.L.C., a Delaware limited liability company ("PG LLC"), and The Prime Group, Inc., an Illinois corporation ("PGI"). The principal business of Primestone is to hold Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership and the entity through which the business and operations of the Issuer are conducted. The principal business of PG LLC is to act as the general partner of Primestone. The principal business of PGI is the ownership, development, management and operation of, and investment in, directly or indirectly, real estate.

          Reschke owns an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone. Reschke is the President, Chairman and Chief Executive Officer and a member of the Board of Directors of PGI and the President and a member of the Board of Directors of PGLP, Inc., an Illinois corporation ("PGLPI"). Reschke is also the Chairman of the Board of Trustees of the Issuer, a publicly traded real estate investment trust engaged in the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties, and a member of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers, and Horizon Group Properties, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers. The principal business of PGLPI is the ownership, development, management and operation of, and investment in, directly or indirectly, real estate, and serving as general partner of partnerships which are engaged in such activities or which invest in entities engaged in such activities.

          The business address of Reschke and the address of the principal business and principal office of Primestone, PG LLC and PGI are: c/o The Prime Group, Inc., 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

          Unless otherwise indicated below, the business address of each person listed below is:

                      c/o The Prime Group, Inc.
                      77 West Wacker Drive
                      Suite 4200
                      Chicago, Illinois 60601

          The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see above)) of PGI:


Name                               Present Principal Occupation or Employment
----                               ------------------------------------------
Robert J. Rudnik (A)               Executive Vice President/General Counsel and
                                   Secretary of PGI; Vice President and
                                   Secretary of PGLPI; Executive Vice President,
                                   General Counsel and Secretary of Brookdale
                                   Living Communities, Inc.

Gary J. Skoien                     Executive Vice President of PGI; Vice
                                   President of PGLPI; Chairman of the Board,
                                   President and Chief Executive Officer of
                                   Horizon Group Properties, Inc.

Mark K. Cynkar                     Senior Vice President/Chief Financial Officer
                                   of PGI; Vice President of PGLPI

Bohdan P. Hirniak                  Vice President/Land Development Division of
                                   PGI

Warren H. John (A)                 Vice President of PGI; Vice President and
                                   Assistant Secretary of PGLPI

Paul A. Roehri                     Vice President/Director of Accounting of PGI;
                                   Vice President of PGLPI

Glenn D. Reschke                   President and Chief Executive Officer of
c/o Prime Retail, Inc.             Prime Retail, Inc.
100 E. Pratt Street
Baltimore, MD 21202

Edward J. John (A)                 Vice Chairman of PGI; Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL 60004

Phillip E. Waters                  Vice President of PGI
John R. Terrell                    Vice President of PGI
Joseph R. Thompson                 Vice President of PGI
James A. Magnanenzi                Vice President of PGI

--------------------
(A)  Director of PGI

          All of the executive officers and directors of PGI are citizens of the United States of America.

          During the last five years, none of Reschke, Primestone, PG LLC, PGI, nor any of the executive officers or directors of PGI, which is the Administrative Member of PG LLC, which is the general partner of Primestone, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          It is estimated that approximately $65 million will be necessary to enable PGI and/or one or more of its affiliates to acquire a sufficient number of Common Shares and/or Common Units in the Tender Offer (defined below) described in Item 4 below. It is anticipated that this amount will be funded with equity from PGI and from the proceeds of a loan from an affiliate of Cadim inc. ("Cadim") to PGI or its designated affiliate pursuant to the terms and conditions contained in the section entitled "Cadim PGI Loan" in the MOU (defined below) referenced in Item 4 below and attached hereto as
Exhibit 99.1 The funding of the loan will be subject to due diligence and such other conditions specified in the section entitled "Cadim PGI Loan" of the MOU. The foregoing summary of the loan is qualified in its entirety by reference to the MOU which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

          It is also anticipated that, in connection with the Tender Offer, an affiliate of Cadim will make a loan to Primestone in the approximate amount of $105 million to refinance Primestone's and PGI's outstanding debt to P-B Finance Ltd ("PBF"), Vornado PS, L.L.C. ("Vornado") and LaSalle Bank National Association, a national banking association ("LaSalle") pursuant to the terms and conditions contained in the section entitled "Cadim Mezzanine Loan" in the MOU. See Item 5(d) below with respect to existing debt. The funding of the loan will be subject to due diligence and such other conditions specified in the section entitled "Cadim Mezzanine Loan" in the MOU. The foregoing summary of the loan is qualified in its entirety by reference to the MOU which is filed as
Exhibit 99.1 hereto and is incorporated herein by reference.

Item 4.   PURPOSE OF TRANSACTION.

          On August 22, 2001 Reschke, PGI, Primestone, Prime Group VI, L.P. ("PG-VI"), PG LLC and Prime Group Limited Partnership ("PGLP" and together with PGI, PLP, Primestone, PG-VI and Reschke, the "PGI Parties") executed a Memorandum of Understanding (the "MOU") with Cadim, a copy of which is attached hereto as Exhibit 99.1. The MOU contemplates, among other things, that an affiliate of Cadim and PGI will make a joint tender offer, subject to the terms and conditions described in the section entitled "Structure" in the MOU, to acquire all of the outstanding shares of beneficial interest of the Issuer (including preferred shares of beneficial interest) and limited partnership units in Prime Group Realty, L.P. ("Prime Realty LP") at a per share/unit price of $14.00 (collectively, the "Outstanding Company Shares"), excluding the Issuer's outstanding 9% Series B Cumulative Redeemable Shares of Beneficial Interest (the "Series B Preferred Shares") and any and all shares/units currently owned by the PGI Parties and any of their affiliates
(the "Tender Offer"). The proposed acquisition would be accomplished through a two-step transaction in which an affiliate of Cadim and PGI, or its designated affiliate, would purchase all of the Outstanding Company Shares pursuant to the Tender Offer, followed by a merger (the "Merger") between the Issuer and an entity to be formed by an affiliate of Cadim and PGI, or its designated affiliate, pursuant to which the Issuer's remaining shareholders (i.e., all shareholders other than the affiliate of Cadim, the PGI Parties and the holders of the Series B Preferred Shares) would receive the same per share cash consideration as that paid in the Tender Offer. Following the Tender Offer and the Merger, an affiliate of Cadim and the PGI Parties would each own 49.5% of the Issuer's outstanding equity on a fully diluted basis and the other 1% would be owned by a certain number of individuals or entities yet to be named. The basic terms and conditions of the Tender Offer and Merger are set forth in the MOU and include, among other things, the completion of due diligence, the execution of a standstill and support agreement among the Issuer, Cadim and PGI, the execution of a standstill and support agreement among the PGI Parties and Cadim, and the execution of definitive documentation. Upon completion of the Tender Offer and the Merger, the existing Board of Trustees of the Issuer would resign and be replaced by a board consisting of two trustees nominated by Cadim, two trustees nominated by PGI and one independent trustee. The Series B Preferred Shares would remain outstanding and the Issuer would remain a reporting company under the Securities Exchange Act of 1934,as amended.

          The foregoing summary of the Tender Offer is qualified in its entirety by reference to the MOU which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

          Except as stated in the previous sentences, neither Reschke, Primestone, PG LLC nor PGI has any current plans or proposals which relate to or would result in the types of transactions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Reschke directly beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares and options to acquire 340,036 Common Shares which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. By virtue of (i) his ownership of an approximate 51.24% equity interest in PGLPI (the managing general partner of PG-VI), (ii) his capacity as managing general partner of PGLP and (iii) his ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone, Reschke may be deemed to share with Cadim beneficial ownership of the 256,572 Common Shares and the 47,525 Common Units directly held by PG-VI, the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares and including PG-VI's 256,572 Common Shares and PGLP's 74,000 Common Shares, would constitute approximately 36.6% of the total outstanding Common Shares.

          Primestone directly holds 7,944,893 Common Units which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares.

          Neither PG LLC nor PGI directly holds any Common Shares. By virtue of its position as the general partner of Primestone, PG LLC may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares as of the date hereof. By virtue of its position as the Administrative Member of PG LLC, PGI may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (or 33.6% of the outstanding Common Shares as of the date hereof) that PG LLC may be deemed to beneficially own.

          By virtue of entering into the MOU, the PGI Parties may be deemed to have formed a "group" with Cadim for purposes of Rule 13d-5, and, accordingly may be deemed to share with Cadim beneficial ownership of the shares owned by the PGI Parties. However, the filing of this Statement on
Schedule 13D
shall not be construed as an admission that any of such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by any other person.

          (b) Reschke has the sole power to direct the vote and disposition of 455,057 Common Shares directly beneficially owned by Reschke, assuming exercise of his options. Reschke has the sole power to direct the vote of an additional 19,860 Common Shares directly beneficially owned by Reschke provided that Reschke may not dispose of such Common Shares until they become unrestricted (9,316 of which become unrestricted on January 15, 2002, 5,919 of which become unrestricted on January 15, 2003, and 4,625 of which become unrestricted on January 15, 2004). Primestone has the sole power to direct the vote and disposition of the 7,944,893 Common Units directly held by Primestone. Neither PG LLC nor PGI has the sole power to direct the vote and disposition of any Common Shares or Common Units.

          By virtue of his (i) ownership of an approximate 51.24% equity interest in PGLPI (the managing general partner of PG-VI), (ii) capacity as managing general partner of PGLP and (iii) ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone, Reschke may be deemed to share the power to direct the vote and disposition of the 304,097 Common Shares beneficially owned by PG-VI (assuming exchange of PG-VI's Common Units for Common Shares), the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Shares beneficially owned by Primestone (assuming the exchange of Primestone's Common Units for Common Shares).

          By virtue of its position as general partner of Primestone, PG LLC may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares beneficially owned by Primestone (assuming exchange of Primestone's Common Units for Common Shares.)

          By virtue of its position as Administrative Member of PG LLC, PGI may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that PG LLC may be deemed to beneficially own.

          (c) Neither Reschke, Primestone, PG LLC, PGI, nor, to the best of their knowledge, any of the executive officers or directors of PGI, has effected any transaction in securities of the Company during the past 60 days.

          (d) Other than (i) LaSalle, pursuant to the terms and conditions of a Pledge Agreement, dated as of August 22, 2000 (as amended, the "LaSalle Pledge Agreement"), by and between PG-VI and LaSalle, pursuant to which PG-VI has pledged to LaSalle its 256,572 Common Shares and its 47,525 Common Units, (ii) PBF, pursuant to the terms and conditions of an Amended and Restated Pledge and Security Agreement, dated as of September 26, 2000 (the "PBF Security Agreement"), between PBF and Primestone, pursuant to which Primestone has pledged to PBF all of its 7,944,893 Common Units, (iii) Vornado, pursuant to the terms and conditions of a Pledge and Security Agreement, dated as of September 26, 2000 (the "Vornado Security Agreement"), between Vornado and Primestone, pursuant to which Primestone has pledged to Vornado all of its 7,944,893 Common Units, subject to the rights of PBF therein, and (iv) the clearing agent for PGLP's broker pursuant to the terms and conditions of the Margin Account Agreement, pursuant to which the clearing agent has a security interest in PGLP's 74,000 Common Shares, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer (or securities exchangeable for securities of the Issuer) held by Reschke, PGI, PG LLC or Primestone, except for Reschke, PGI, PG LLC or Primestone.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Reference is made to the MOU described in Item 4 hereof. The MOU is attached hereto as Exhibit 99.1 and incorporated herein by reference. A Joint Filing Statement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.         DESCRIPTION
----------          -----------
Exhibit 99.1        Memorandum of Understanding, dated August 22, 2001, by and among Cadim inc., Michael W. Reschke, The Prime Group, Inc.,
                    Primestone Investment Partners L.P., Prime Group VI, L.P.,
                    Prime Group Limited Partnership, and PG/Primestone L.L.C.

Exhibit 99.2        Joint Filing Statement, dated March 8, 2000, by each of
                    Michael W. Reschke, The Prime Group, Inc., PG/Primestone,
                    L.L.C. and Primestone Investment Partners L.P., as filed as an exhibit to the Schedule 13D filed on March 8, 2000 by Michael W. Reschke, PG/Primestone, L.L.C., Primestone
                    Investment Partners L.P., and The Prime Group, Inc.

                    Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting
                    Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule
                    13d-4 under the Exchange Act of 1934, as amended (the
                    "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of
                    Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                                 /s/ Michael W. Reschke
                                                 -------------------------------
                                                 Michael W. Reschke


                                                 Dated: August 24, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                           PRIMESTONE INVESTMENT PARTNERS L.P.

                                           By:    PG/Primestone, L.L.C.,
                                                  its general partner

                                           By:    The Prime Group, Inc.,
                                                  its Administrative Member

                                           By:    /s/  Michael W. Reschke
                                           -------------------------------
                                           Name:  Michael W. Reschke
                                           Title: President

                                           Dated: August 24, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                                 PG/PRIMESTONE, L.L.C.

                                                 By: The Prime Group, Inc.,
                                                     its Administrative Member

                                                 By: /s/ Michael W. Reschke
                                                     -------------------------
                                                     Name:  Michael W. Reschke
                                                     Title:  President

                                                 Dated:  August 24, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                                 THE PRIME GROUP, INC.


                                                 By: /s/ Michael W. Reschke
                                                     -------------------------
                                                     Name:  Michael W. Reschke
                                                     Title: President

                                                 Dated:  August 24, 2001